Exhibit 12.2

FANNIE MAE

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS AND ISSUANCE COST AT REDEMTION
(Dollars in millions)

	For the Year Ended December 31,
	2010(4)	2009	2008	2007	2006

Earnings:
Income (Loss) before extraordinary gains (losses)(1)	$(14,018)	$(72,022)	$(58,319)	$(2,056)	$4,057
Add:
Total interest expense	137,861	24,845	34,341	40,185	36,875
Provision (benefit) for federal income taxes	(82)	(985)	13,749	(3,091)	166
Losses from partnership investments(2)	74	6,735	1,554	1,005	865
Capitalized interest	—	4	20	30	22

Earnings (loss), as adjusted	$123,835	$(41,423)	$(8,655)	$36,073	$41,985

Fixed charges:
Total interest expense	137,861	24,845	34,341	40,185	36,875
Capitalized interest	—	4	20	30	22
Preferred stock dividends and issuance costs at redemption(3)	7,749	2,509	1,546	320	532

Total fixed charges including preferred stock dividends and issuance costs at redemption	$145,610	$27,358	$35,907	$40,535	$37,429

Ratio of earnings to combined fixed charges and preferred stock dividends and issuance costs at redemption	0.85:1	—	—	0.89:1	1.12:1

Deficiency	$21,775	$68,781	$44,562	$4,462

(1)	Reflects the adoption of accounting standard requiring noncontrolling interest to be classified as a separate component of equity.

(2)	Includes amortized capitalized interest related to our partnership investments of $1 million, $11 million, $13 million, $11 million, and $10 million for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, respectively.

(3)	Represents pre-tax earnings required to pay dividends on outstanding preferred stock using our effective income tax rate for the relevant periods.

(4)	In 2010, we adopted new accounting standards related to the “Transfers of Financial Assets and Consolidation of Variable Interest Entities” that had a significant impact on the presentation and comparability of our consolidated financial statements due to the consolidation of the substantial majority of our single-class securitization trusts and the elimination of previously recorded deferred revenue from our guaranty arrangements. While some line items in our consolidated statements of operations and balance sheet were not impacted, others were impacted significantly, which reduces the comparability of our results for 2010 with the results in prior years.